EXHIBIT 23.3

March 27, 2002

Board of Directors
Monarch Community Bank, successor to:
Branch County Federal Savings and Loan Association of Coldwater
375 North Willowbrook Road
Coldwater, Michigan 49036

Members of the Board of Directors:

              We hereby consent to the use of our firm's name in the Form AC Application for Conversion of Monarch Community Bank, successor to Branch County Federal Savings and Loan Association of Coldwater and any amendments thereto, and in the Form SB-2 Registration Statement for Monarch Community Bancorp, Inc. and any amendments thereto. We also hereby consent to the inclusion of, summary of and references to our Appraisal and our statement concerning subscription rights in such filings including the prospectus of Monarch Community Bancorp, Inc.
Sincerely, RP FINANCIAL, LC.